Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Financial Statements

As of September 30, 2019, and December 31, 2018 and

for the nine-months periods ended September 30, 2019 and 2018

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	8	$211,933	$273,108
Restricted cash	8	—	4,843
Trade and other receivables, net of expected credit losses	9	218,152	288,157
Accounts receivables from related parties	10	2,837	6,290
Current tax assets	21	218,031	231,914
Expendable spare parts and supplies, net of provision for obsolescence		92,434	90,395
Prepayments		84,344	99,864
Deposits and other assets	11	91,398	89,773

		919,129	1,084,344
Assets held for sale	13	207,117	31,580

Total current assets		1,126,246	1,115,924
Non–current assets:
Deposits and other assets	11	60,405	115,504
Trade and other receivables, net of expected credit losses	9	22,412	35,503
Non-current taxes assets	21	—	19
Intangible assets and goodwill, net		512,597	513,803
Deferred tax assets		19,585	24,573
Property and equipment, net	3, 12	5,715,620	5,313,317

Total non–current assets		6,330,619	6,002,719

Total assets		$7,456,865	$7,118,643

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	September 30, 2019	December 31, 2018
Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	14	$3,727,783	$626,742
Accounts payable		590,188	664,272
Accounts payable to related parties	10	4,330	2,827
Accrued expenses		116,320	108,712
Current tax liabilities	21	19,840	26,702
Provisions for legal claims	22	16,479	7,809
Provisions for return conditions		13,807	2,475
Employee benefits		137,898	125,147
Air traffic liability		371,625	424,579
Frequent flyer deferred revenue		180,610	186,378
Other liabilities		7,999	3,861

Total current liabilities		5,186,879	2,179,504
Non–current liabilities:
Long–term debt	14	1,320,055	3,380,838
Accounts payable		5,478	7,127
Provisions for return conditions		141,605	127,685
Employee benefits		112,431	110,085
Deferred tax liabilities		17,682	18,437
Frequent flyer deferred revenue		227,789	234,260
Other liabilities		52,814	68,246

Total non–current liabilities		1,877,854	3,946,678

Total liabilities		$7,064,733	$6,126,182

Equity:
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Retained earnings		(163,046)	386,087
Other comprehensive income	16	(74,834)	(44,096)

Equity attributable to owners of the Company		590,583	1,170,454
Non–controlling interest		(198,451)	(177,993)

Total equity		392,132	992,461

Total liabilities and equity		$7,456,865	$7,118,643

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the nine months ended September 30,
	Notes	Before special charges 2019	Special charges (Note 27)	Total 2019	Total 2018
Operating revenue:
Passenger		$2,944,559	$—	$2,944,559	$3,018,536
Cargo and other		518,288	6,521	524,809	580,367

Total operating revenue	4	3,462,847	6,521	3,469,368	3,598,903
Operating expenses:
Flight operations		65,472	—	65,472	104,088
Aircraft fuel		914,003	—	914,003	889,966
Ground operations		352,132	—	352,132	345,386
Other rentals	3, 23	6,286	—	6,286	193,511
Passenger services		137,365	—	137,365	138,728
Maintenance and repairs		192,576	8,022	200,598	158,820
Air traffic		214,158	—	214,158	204,927
Selling expenses		376,314	—	376,314	405,477
Salaries, wages and benefits		525,445	5,151	530,596	590,433
Fees and other expenses		193,689	65,329	259,018	156,640
Depreciation, amortization and impairment	3, 12, 13	468,134	220,650	688,784	245,672

Total operating expenses		3,445,574	299,152	3,744,726	3,433,648

Operating (loss) profit		17,273	(292,631)	(275,358)	165,255

Interest expense		(217,611)	—	(217,611)	(156,772)
Interest income		8,112	—	8,112	7,031
Derivative instruments		(1,166)	—	(1,166)	3,690
Foreign exchange	6	(4,986)	—	(4,986)	(23,681)
Equity method profit		1,044	—	1,044	—

Loss before income tax		(197,334)	(292,631)	(489,965)	(4,477)
Income tax expense – current	21	(20,438)	—	(20,438)	(19,120)
Income tax (expense) income – deferred	21	(5,661)	—	(5,661)	5,673

Total income tax expense		(26,099)	—	(26,099)	(13,447)

Net loss for the period		$(223,433)	$(292,631)	$(516,064)	$(17,924)

Basic loss per share. Expressed in cents of USD	15
Common stock		$(0.24)		$(0.54)	$(0.04)
Preferred stock		$(0.24)		$(0.54)	$(0.04)

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

		For the nine months ended September 30,
	Notes	Before special charges 2019	Special charges (Note 27)	Total 2019	Total 2018
Net loss for the period		$(223,433)	$(292,631)	$(516,064)	$(17,924)
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	16
Remeasurements of defined benefit liability		(33,077)	—	(33,077)	6,475
Income tax		373	—	373	(207)

		(32,704)	—	(32,704)	6,268
Items that will be reclassified to profit or loss in future periods:	16
Effective portion of changes in fair value of hedging instruments		314	—	314	9,495
Net change in fair value of financial assets with changes in OCI		1,222	—	1,222	(530)

		1,536	—	1,536	8,965

Other comprehensive (loss) income, net of income tax		(31,168)	—	(31,168)	15,233

Total comprehensive loss net of income tax		$(254,601)	$(292,631)	$(547,232)	$(2,691)
Loss attributable to:
Equity holders of the parent		(241,117)	(292,631)	(533,748)	(37,908)
Non–controlling interest		17,684	—	17,684	19,984

Net loss		$(223,433)	$(292,631)	$(516,064)	$(17,924)
Total comprehensive loss attributable to:
Equity holders of the parent		(271,855)	(292,631)	(564,486)	(23,090)
Non–controlling interest		17,254	—	17,254	20,399

Total comprehensive loss		$(254,601)	$(292,631)	$(547,232)	$(2,691)

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

	For the three months between July 1 and September 30,
	Before special charges 2019	Special charges (Note 27)	Total 2019	Total 2018
Operating revenue:
Passenger	$1,040,112	$—	$1,040,112	$1,054,129
Cargo and other	161,900	551	162,451	177,113

Total operating revenue	1,202,012	551	1,202,563	1,231,242
Operating expenses:
Flight operations	7,133	—	7,133	7,412
Aircraft fuel	297,873	—	297,873	316,013
Ground operations	111,241	—	111,241	117,656
Other rentals	2,591	—	2,591	62,960
Passenger services	42,591	—	42,591	47,540
Maintenance and repairs	81,025	8,022	89,047	69,897
Air traffic	71,043	—	71,043	72,017
Selling expenses	130,908	—	130,908	134,553
Salaries, wages and benefits	167,358	—	167,358	201,672
Fees and other expenses	70,201	20,362	90,563	51,547
Depreciation, amortization and impairment	164,558	—	164,558	81,511

Total operating expenses	1,146,522	28,384	1,174,906	1,162,778

Operating profit (loss)	55,490	(27,833)	27,657	68,464

Interest expense	(70,186)	—	(70,186)	(49,769)
Interest income	2,276	—	2,276	2,557
Derivative instruments	(1,803)	—	(1,803)	4,159
Foreign exchange	13,958	—	13,958	(1,594)
Equity method profit	311	—	311

(Loss) profit before income tax	46	(27,833)	(27,787)	23,817
Income tax expense – current	(5,381)	—	(5,381)	(1,904)
Income tax expense – deferred	(6,956)	—	(6,956)	(7,865)

Total income tax expense	(12,337)	—	(12,337)	(9,769)

Net (loss) profit for the period	$(12,291)	$(27,833)	$(40,124)	$14,048

Basic (loss) profit per share Expressed in cents of USD
Common stock	$(0.03)		$(0.05)	$0.02
Preferred stock	$(0.03)		$(0.05)	$0.02

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except per share data)

	For the three months between July 1 and September 30,
	Before special charges 2019	Special charges (Note 27)	Total 2019	Total 2018
Net (loss) for the period profit	$(12,291)	$(27,833)	$(40,124)	$14,048
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:
Remeasurements of defined benefit liability	(22,358)	—	(22,358)	5,447
Income tax	170	—	170	(201)

	(22,188)	—	(22,188)	5,246
Items that will be reclassified to profit or loss in future periods:
Effective portion of changes in fair value of hedging instruments	2,866	—	2,866	(2,678)
Net change in fair value of financial assets with changes in OCI	272	—	272	40

	3,138	—	3,138	(2,638)

Other comprehensive (loss) income, net of income tax	(19,050)	—	(19,050)	2,608

Total comprehensive loss net of income tax	$(31,341)	$(27,833)	$(59,174)	$16,656
(Loss) profit attributable to:
Equity holders of the parent	(20,787)	(27,833)	(48,620)	4,643
Non–controlling interest	8,496	—	8,496	9,405

Net (loss) profit	$(12,291)	$(27,833)	$(40,124)	$14,048
Total comprehensive (loss) profit attributable to:
Equity holders of the parent	(39,813)	(27,833)	(67,646)	6,836
Non–controlling interest	8,472	—	8,472	9,820

Total comprehensive (loss) profit	(31,341)	$(27,833)	$(59,174)	$16,656

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands)

		For the nine months ended September 30, 2019
		Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income		Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
	Notes			Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance at December 31, 2018		$82,600	$42,023	$234,567	$469,273	$(82,030)	$37,934	$386,087	$1,170,454	$(177,993)	$992,461

Net loss		—	—	—	—	—	—	(533,748)	(533,748)	17,684	(516,064)
Other comprehensive income	16	—	—	—	—	(30,738)	—	—	(30,738)	(430)	(31,168)
Sale of subsidiaries	1	—	—	—	—	—	—	—	—	(7,712)	(7,712)
Dividends decreed	25	—	—	—	—	—	—	(15,385)	(15,385)	(30,000)	(45,385)

Balance at September 30, 2019		$82,600	$42,023	$234,567	$469,273	$(112,768)	$37,934	$(163,046)	$590,583	$(198,451)	$392,132

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands)

		For the nine months ended September 30, 2018
		Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income		Retained earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
	Notes			Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance at December 31, 2017		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$587,989	$1,415,650	$(75,950)	$1,339,700

Adjustment on initial application of new standards		—	—	—	—	—	—	(141,591)	(141,591)	(57,958)	(199,549)

Balance at January 1, 2018		$82,600	$42,023	$234,567	$469,273	$(59,184)	$58,382	$446,398	$1,274,059	$(133,908)	$1,140,151

Net Profit		—	—	—	—	—	—	(37,908)	(37,908)	19,984	(17,924)
Other comprehensive income for the period	16	—	—	—	—	14,818	—	—	14,818	415	15,233
Dividends decreed	25	—	—	—	—	—	—	(35,508)	(35,508)	(53,096)	(88,604)

Balance at September 30, 2018		$82,600	$42,023	$234,567	$469,273	$(44,366)	$58,382	$372,982	$1,215,461	$(166,605)	$1,048,856

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In USD thousands)

		For the nine months ended September 30,
	Notes	2019	2018
Cash flows from operating activities:
Net loss for the year		$(516,064)	$(17,924)
Adjustments for:
Provision net of expected credit losses	9	47,352	2,226
Provision for expandable spare parts and suppliers obsolescence	1	871	130
Provision (recovery) for return conditions, net		22,465	(22,872)
Net provisions for legal claims	22	10,906	(2,066)
Depreciation and amortization	12	468,134	245,672
Impairment assets	12, 13	220,650	—
Sale and leaseback transactions	12	(4,049)	—
Gains on disposal of assets		14,122	(17,327)
Loss on sale of subsidiary	1	4,704	—
Fair value adjustment of financial instruments		1,166	(4,165)
Interest income		(8,112)	(7,031)
Interest expense		217,611	156,772
Deferred tax	21	5,661	(5,673)
Current tax	21	20,438	19,120
Unrealized foreign currency gains		(8,809)	(15,484)
Changes in:
Accounts receivable		41,112	(78,979)
Expendable spare parts and supplies		(5,988)	2,475
Prepayments		15,044	(9,360)
Deposits and other assets		42,739	68,680
Accounts payable and accrued expenses		1,842	147,185
Air traffic liability		(52,469)	4,431
Frequent flyer deferred revenue		(12,234)	32,234
Provision for return conditions		(1,316)	1,080
Employee benefits		(8,648)	(11,827)
Income tax paid		(36,614)	(26,500)

Net cash provided by operating activities		480,514	460,797
Cash flows from investing activities:
Restricted cash		4,559	(2,698)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In USD thousands)

		For the nine months ended September 30,
	Notes	2019	2018
Interest received		8,073	7,303
Advance payments on aircraft purchase contracts	12	(18,701)	(103,154)
Sale of advance on aircraft purchase contracts		30,312	—
Acquisition of property and equipment	12	(198,114)	(189,331)
Proceeds from sale of property and equipment		57,134	103,734
Investment in certificates of bank deposits		—	(20,443)
Redemption in certificates of bank deposits		7,295	—
Acquisition of intangible assets		(27,325)	(32,423)
Proceeds sales of investments	1	7,700	—

Net cash used in investing activities		(129,067)	(237,012)
Cash flows from financing activities:
Proceeds from loans and borrowings	14	311,493	281,237
Repayments of loans and borrowings	14	(478,254)	(358,958)
Interest paid	14	(184,710)	(144,972)
Dividends paid	25	(14,057)	(33,416)
Dividends paid to minority shareholding	25	(30,000)	(53,096)

Net cash used in financing activities		(395,528)	(309,205)
Net decrease in cash and cash equivalents		(44,081)	(85,420)
Effect of movements in exchange rates on cash held		(5,339)	(20,043)
Cash on deconsolidation of subsidiary	1	(11,755)	—
Cash and cash equivalents at beginning of year		273,108	508,982

Cash and cash equivalents at end of year		$211,933	$403,519

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Group” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited in and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and is listed as AVH.

Synergy Aerospace Corp currently has the majority of the Group’s shareholding through BRW Aviation LLC, which is our direct controller. Since May 24, 2019, Kingsland Holdings Limited, through its ownership of ordinary shares of Avianca Holdings and authority to vote the ordinary shares of Avianca Holdings S.A. owned by BRW Aviation LLC, has effective control of Avianca.

The following are the significant subsidiaries in the Group included within these condensed consolidated interim financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest%
		2019	2018
Avianca Ecuador S.A.	Ecuador	99.62%	99.62%
Aerovias del Continente Americano S.A. (Avianca)	Colombia	99.98%	99.98%
Avianca, Inc.	EE.UU.	100%	100%
Avianca Leasing, LLC	EE.UU.	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Ltd.	Bermuda	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92.42%	92.42%
Taca International Airlines, S.A.	El Salvador	96.83%	96.83%
Tampa Cargo Logistics, Inc.	EE.UU.	100%	100%
Tampa Cargo S.A.S.	Colombia	100%	100%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Avianca Peru S.A.	Perú	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica, Nicaragua and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code-share agreements currently in place with other airlines include Air Canada, Aeromexico, United Airlines, Copa Airlines, Silver Airways, Iberia, Lufthansa, All Nippon Airways, Singapore Airlines, Eva Airways, Air China, Etihad Airways, Turkish Airlines and Air India. Avianca, Taca International (as well as Taca affiliates) and Avianca Ecuador are members of Star Alliance, which give customers access to destinations and services offered by Star Alliance network. Star Alliance members include several of the world’s most recognized airlines, including Lufthansa, United Airlines, Thai Airways, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines.

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. with headquarters in Colombia and Aerotransporte de Carga Union S.A. de C.V. The Group also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Group performs ground operations for third-party airlines. Additionally, an important part of the cargo business is carried by the companies that operate passenger air transportation.

The Group owns and operates a coalition loyalty program called LifeMiles (the “Program”), which is also the frequent flyer Program for the airline subsidiaries of AVH. LifeMiles sells loyalty currency (“Miles”) to its commercial partners and Program members, including to AVH airlines and other airline partners from the Star Alliance network, and collects incentive, fees from partners and members of the Program for certain transactions. These partners in turn use Miles to reward their customers, increasing loyalty for their brands. For instance, partner airlines reward passengers with Miles whenever they fly, financial partners reward cardholders with Miles when they spend with their credit cards, and retail partners reward customers with Miles when they purchase merchandise or other goods and services. Miles earned can be exchanged for flights with Avianca, airline members of Star Alliance and other air partners, as well as for other commercial partners’ products and services such as hotel nights, car rentals and retail merchandise, among other rewards.

Sale of subsidiaries

On April 22, 2019, Grupo Taca Holdings Limited and Nicaragüense de Aviación S.A. Direct shareholders of Turboprop Leasing Company and Aerotaxis La Costeña S.A. they signed a contract of sale of shares of these companies incorporated in Bahamas and Nicaragua, respectively, to Regional Airlines Holding LLC, a company domiciled

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

in Delaware, United States of America, which did not have direct participation of the companies but its own shareholders owned a 32% stake in Turboprop Leasing Company Ltd. and 31.92% in Aerotaxis La Costeña S.A. in accordance with the terms of the contract, the companies and the buyer made the sale on May 31, 2019.

As a result of the transaction, the Group loss the control and ceased to consolidate the Financial Statements of Turboprop Leasing Company Ltd. and Aerotaxis La Costeña S.A. on May 31, 2019.

The following is the summary of the movements in the financial statements due to the sale and the corresponding loss of control of Turbo Leasing Company Ltda. and Aerotaxis La Costeña S.A.

	Turboprop Leasing Company Ltd.	Aerotaxis La Costeña S.A.	Total deconsolidation
Amount of cash in the company	$8,866	$2,889	$11,755
Carrying amount of the company assets, without cash	28,642	6,928	35,570
Carrying amount of the company liabilities	(19,480)	(3,729)	(23,209)

Net assets of the subsidiary	18,028	6,088	24,116
Non-controlling interest	(5,769)	(1,943)	(7,712)

GTH / Nicaragüense de Aviación participation	$12,259	$4,145	$16,404

Received consideration:
Portion of the consideration consisting of cash	$4,543	$3,157	$7,700
Portion of the consideration consisting of accounts receivables (1)	2,360	1,640	4,000

Fair value of the received consideration	$6,903	$4,797	$11,700

Gains and loss on the sale of the subsidiaries	$(5,356)	$652	$(4,704)

(1)

This payment has a maximum term of 180 days after the sale of the companies to be received and depends on the sale of 2 aircraft. If the aircraft are sold for more than $ 4,000, the Group will receive only $4,000, but if they are sold for a lower value, the amount to be received will be for which the aircraft were sold.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

As of September 30, 2019, and December 31, 2018, Avianca Holdings S.A. had a total fleet consisting of:

	September 30, 2019			December 31, 2018
Aircraft	Owned/ Financial Lease	Operating Lease (1)	Total	Owned/ Financial Lease	Operating Lease	Total
Airbus A-318 (2)	9	—	9	10	—	10
Airbus A-319	23	4	27	23	4	27
Airbus A-320 (2)	34	26	60	35	26	61
Airbus A-320 NEO	3	5	8	3	4	7
Airbus A-321	7	6	13	7	6	13
Airbus A-321 NEO	—	2	2	—	2	2
Airbus A-330	3	6	9	3	7	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F-B4F	6	—	6	5	—	5
Boeing 787-8	8	5	13	8	5	13
Boeing 787-9	—	1	1	—	—	—
ATR-42	—	—	—	2	—	2
ATR-72	15	—	15	15	—	15
Boeing 767F	2	—	2	2	—	2
Cessna Grand Caravan	—	—	—	13	—	13
Embraer E-190 (2)	10	—	10	10	—	10

	126	55	181	142	54	196

(1)

As of January 1, 2019, as a result of the adoption of IFRS 16, the leases that are legally denominated operative are recorded in the consolidated statement of financial position as part property and equipment, as well as the recognition of the related financial liability that represents the present value of the minimum payments of the lease contract. (see note 3).

(2)	As of September 30, 2019, the Group has as assets available for sale 10 Embraer E-190, 9 Airbus A318 and 3 Airbus A320.

(2)	Basis of preparation of the condensed consolidated interim financial statements

Applied Professional Accounting Standards

(a)	Statement of compliance

The condensed consolidated interim financial statements as of and for the nine months period ended September 30, 2019 and 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements as of and for the year ended December 31, 2018. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The condensed consolidated interim financial statements of the group as of and for the nine months period ended September 30, 2019 were prepared and submitted by Management and authorized for issuing by the Board of Directors on November 13, 2019.

(b) Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for, certain land and buildings (classified as property), derivative financial instruments and plan assets, have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in cash flow for changes in fair value that would otherwise be carried at amortized cost are adjusted to recognize changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

(c) Functional and presentation currency

The Group’s consolidated financial statements are presented in US Dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

(d) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, significant judgments were made by Management when applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the Consolidated financial statements:

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 99 aircraft from the A319, A320, A321, A330, A330F, ATR72 and B787 families. The Group has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Group and these aircraft are shown in the consolidated statement of financial position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the Consolidated financial statements within the next financial year:

The Group periodically evaluates Air traffic liability and any significant adjustment is recorded in the consolidated statements of comprehensive income. These adjustments are mainly due to differences between actual events and circumstances such as historical sales rates and customer travel patterns that may result in refunds, changes or expiration of tickets that differ substantially from the estimates. The Group evaluates its estimates and adjusts deferred revenue for unearned transportation and revenue for passenger transport when necessary.

•

The Group believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax. The Group establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

The Group measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Group engaged independent valuation specialists to assists management in determine the fair value of these assets as of December 31, 2018. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable value. Useful lives and residual values area revaluated annually considering the latest fleet plans and business plan information. In the note 12 provides more information about the net book value of the property and equipment and their respective depreciation charges.

•

The Group evaluates the carrying value of long-lived assets subject to amortization or depreciation whenever events or changes in circumstances indicate that an impairment may exist. For purposes of this testing, the Company has generally identified the aircraft fleet type as the lowest level of identifiable cash flows. An impairment charge is recognized when the asset’s carrying value exceeds its net undiscounted future cash flows and its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. Goodwill and indefinite-lived assets are reviewed for impairment on an annual basis, or on an interim basis whenever a triggering event occurs.

•

The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

For determines the discount rate of the pension plans in Colombia, the management takes as a reference the local market rate.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•

The Group estimated the breakage of miles, supported by a third valuation specialist to assist management in this process. The Group considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors, and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program.

•

The Group recognizes a provision in the balance sheet when a third-party account has a legal or implicit obligation as a result of a past event, and it is probable that an exit of liquidity benefits to the obligation is required. In relation to provisions for litigation, the main source of uncertainty is the time of the outcome of the process.

•

Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Group incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Group is entitled to receive compensation from the lessor. The Group accrues a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs with third parties of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the period.

(e) Reclassifications

Reclassification have been made to the prior year consolidated financial statements to conform to the current period presentation:

•

“Accounts payable” in the amount of $68,302 in the consolidated statements financial position and “Accrued expenses” in the amount of $12,182 were reclassified into “Employee benefits” at December 31, 2018 to reflect the short term obligation directly related to the employees in the corresponding item, these include salaries, vacations, bonuses and other contributions.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(f) Going Concern

On November 29, 2018, BRW Aviation LLC, our directly controlling holding (“BRW Aviation”), as borrower, and BRW Aviation Holding LLC (“BRW”), as guarantor, entered into a loan agreement (the “United Loan Agreement”), with United Airlines, Inc. (“United”), as lender, and Wilmington Trust, National Association, as administrative and collateral agent (“Wilmington”). Neither Avianca Holdings nor any of its subsidiaries are party to the United Loan Agreement and they are not obligors thereunder.

Under the terms of the United Loan Agreement, BRW pledged to Wilmington, as collateral agent for the benefit of United, all of the common shares that it owns in Avianca Holdings (representing 78.1% of our common shares), among other assets, as security for BRW’s obligations under the United Loan Agreement.

On April 10, 2019, BRW and United informed Avianca Holdings that BRW was in default with the collateral coverage ratio covenant under the United Loan Agreement and that no waiver was granted. Upon such default and pursuant to the terms of the United Loan Agreement.

On May 24, 2019, United initiated and filed an enforcement action against BRW and BRW Holding to enforce the share pledge and seeking to take control of the 78.1% of Avianca Holding’s common shares. Likewise, United appointed Kingsland Holdings Limited (“Kingsland”) as BRW’s manager and, as a result, BRW Holding lost the right to direct the manner in which BRW votes the shares subject to the pledge. Through its ownership of our common shares and its authority as manager of BRW (with the right to direct the voting of the pledged shares), Kingsland assumed voting control over Avianca Holdings. Because Kingsland is a “permitted holder”, as defined under the Company’s main financing agreements, the Company does not believe a change of control has occurred under such financing agreements as a consequence of Kingsland’s appointment as independent third party.

If United, or its collateral agent, were to prevail on the enforcement action on the share pledge, and such action entails a change of ownership of our shares that ultimately constitutes a change of control on Avianca Holdings, it could adversely affect our financial and operational performance and affect our ability to continue as a going concern.

In April 2019, Avianca Holdings received reservation of rights letters from two facility agents in its Export Credit Agencies (“ECA”) financings. These reservation of rights letters are related to the acquisition of certain ATR turboprop aircraft by Synergy Aerospace Corp. (“Synergy”), which are not operated by Avianca. The facility agents argue that Synergy failed to comply with certain obligations under other transactions that are supported by the ECAs. Likewise, certain of our ECA counterparties notified us that an event of default occurred under their respective facilities due to the prior transfer of Avianca Holding’s common shares from Synergy to BRW in November 2018. Certain ECA counterparties have also notified us that we are in default under the ECA, and related lease agreements, because of our payment suspension under certain of our debt instruments and the negotiations held with our creditors for the rescheduling or profiling of certain indebtedness. However, such ECA counterparties have indicated that they will refrain, at this time, from taking any further actions.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Our or Synergy’s non-compliance of its ECA obligations could cause a potential default under Avianca Holdings’ ECA contracts. The aggregate principal amount of our indebtedness in relation to ECA contracts that could be affected by this non-compliance potential default provisions is $841.0 million as of September 30, 2019.

The above referenced default of Synergy and ratings downgrade have prevented us from consummating certain anticipated transactions that we expected would have resulted in a significant improvement in our liquidity. Additionally, the foregoing events severely impacted our efforts to refinance near-term maturities of existing debt and our ability to finance capital expenditures. Consequently, our board of directors adopted a transformation plan, which we refer to as the “Avianca 2021” strategic plan, designed to improve operational efficiencies, and reprofile our financial obligations. As part of the “Avianca 2021” strategic plan, on 25, 2019, we unilaterally suspended payments under certain aircraft operating lease agreements as well as debt amortization payments as we seek to obtain deferrals from creditors holding approximately, as of such date, $2,876 billion in debt of which $2,365 billion represented long term debt, under various debt, lease and other agreements, including (i) unsecured revolving lines of credit, (ii) letters of credit, (iii) loans owed to aircraft, (iv) secured loansowed to non-aircraft secured lenders, (v) unsecured loans owed to non-aircraft unsecured lenders, and (vi) payments owed to aircraft manufacturers and other vendors. The amount of operating leases payments deferred to date amount $59.3 million. The aggregate amount of payment deferrals we are currently seeking totals approximately $270 million.

Further, the majority of our financing arrangements and aircraft leases, subleases and their complementary agreements contain covenants and restrictions including limits on our ability and our subsidiaries’ ability to incur additional debt, créate liens and make certain investments (See note 26). Some of these covenants require that we comply with specified financial ratios, including an EBITDAR coverage ratio of not less than 1.5 to 1.00, a capitalization ratio of not more than 0.86 to 1.00, and a minimum liquidity level of $350 million, in addition to other negative and affirmative covenants. As of September 30, 2019, our EBITDAR coverage ratio was 1.99 to 1.00, our capitalization ratio was 0.92 to 1.00, our EBITDA margin was 13.1% and our liquidity level was $272 million., as of September 30, 2019, we were in default of the capitalization ratio, coverage ratio and the liquidity covenants under certain of these financing arrangements and aircraft leases, subleases and complementary agreements.

The above referenced defaults could result in the acceleration of our other indebtedness and in the execution against any collateral securing such indebtedness which would affect our financial and operational performance and affect our ability to continue as a going concern. The aggregate principal amount of our indebtedness in payment default, covenant default or cross default as of September 30, 2019, was $2,876 billion, of which $2,874 billion was secured indebtedness.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Other actions taken by the management of Avianca Holdings under the “Avianca 2021” strategic plan include:

•

Avianca Holdings has executed amendments to some of its more significant financing agreements, and is currently negotiating with respect to some others, in order to include United and its subsidiaries, the collateral agent and the independent third party, each pursuant to the United Loan Agreement, as permitted holders under such financing agreements in order that enforcement actions, such as the voting of the shares of Avianca Holdings by United, such collateral agent or such independent third party, would not constitute a change of control under any such financing agreements.

•

In particular, Avianca Holdings has negotiated and executed: (i) an amendment to the loan and guaranty agreement entered with Banco de Bogota S.A., New York Agency, as sole lead arranger and bookrunner, on December 31, 2018, as well as an acknowledgment by Banco de Bogota S.A., New York Agency thereunder, which waived and leave without effect the noncompliance and default Company under this loan and guaranty agreement, and (ii) an amendment to the loan agreement entered by USAVFLOW, as borrower, Avianca Holdings, Taca International Airlines, S.A., Avianca Costa Rica S.A., and Avianca Peru S.A., as guarantors, and Citibank N.A., as administrative agent, On December 12, 2017, as well an acknowledgment by Deutsche Bank AG, London Branch thereunder, to waive and leave without effect the noncompliance and default of the Company under this loan agreement.

•

The abovementioned amendments, and others we are currently negotiating, permitted and would permit United to enforce the share pledge in connection with the United Loan Agreement and take ownership of the common shares of Avianca Holdings without causing a change of control under any of these financing agreements of Avianca Holdings.

•

Avianca Holdings’ board of directors appointed a new executive management team led by Mr. Anko van der Werff, as Chief Executive Officer, and Mr. Adrian Neuhauser, as Chief Financial Officer. Our board of directors also modified our strategy to focus on Bogotá as our primary strategic hub, as well as to focus on our overall profitability and cost-efficiency, deleveraging our balance sheet and revising our aircraft fleet plans.

•

Our management took the decisión to sell 24 aircraft from Avianca Holdings Fleet, 10 Embraer E190, 10 Airbus A318 and 4 Airbus 3 A320. We estimate that the sale of such Aircraft will generate approximately $226 million of additional liquidity and reduce total long -term debt by approximately $113 million.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

The management has also implemented a plan to re-profile the Company’s capital structure, aimed to improve our liquidity and financial position. As part of this re-profiling plan, we are currently negotiating deferrals or other consents or waivers from creditors, including lease payment obligations, under various debt, lease and other agreements, including (i) unsecured revolving lines of credit, (ii) letters of credit, (iii) aircraft operating leases, (iv) loans owed in connection with the financing of aircraft, (v) secured loans owed to non-aircraft secured lenders, (vi) unsecured loans owed to non-aircraft unsecured lenders, and (vii) payments owed to aircraft manufacturers and other vendors. The aggregate amount of the deferrals we are currently seeking totals approximately $270 million.

•

On August 14, 2019, Avianca Holdings announced its offer to exchange any and all $550,000 of its existing 8.375% Senior Notes due May 2020 on a par for par basis for up to $550,000 of new 8.375% Senior Secured Notes due May,2020 (the “Secured Notes”), aligned with the Company’s re-profiling program. On November 1, 2019, Avianca Holdings announced the expiration and final results with respect to the offer Exchange previously mentioned, with $484.4 million or 88.1% aggregate principal amount of existing notes validly tendered for Exchange and not validly withdrawn. The Secured Notes provide for automatic conversion into an equivalent principal amount of new 9.00% Secured Notes due May 2023, upon successfully achieving the reprofiling program.

•

On October 4, 2019, United and Kingsland (collectively , the “Lenders”) delivered to Avianca Holdings a commitment (the “Commitment”) to provide the Company at least a $250 million senior secured convertible loan (the “Convertible Loan”). Under the Commitment, the Lenders would together provide not less than $200 million of the Convertible Loan, and they and the Company have agreed that one or more additional third-party lenders may also participate in the Convertible Loan in respect of the additional $50 million. In addition, the Lenders and the Company have agreed to terms and conditions under which The Company expects to seek to raise an additional $125 million from the Company’s preferred shareholders (the “Preferred Holders”) in the form of senior secured convertible bonds, currently contemplated to be structured as a subscription rights offering to the Preferred Holders proportionate to each Preferred Holder’s interest in the Company.

Avianca Holdings is not aware and has not been informed of any enforcement action in conjunction with the share pledge under the Loan Agreement entered by BRW and United Airlines, nor any enforcement action taken by the ECAs nor any acceleration of our current indebtedness. As such, the management of Avianca Holdings has assessed the risks described above and considers that it has the ability to continue as a going concern, which is the basis for the preparation of these financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(3)	New and amended standards and interpretations

3.1 Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which were effective for the periods beginning on January 1, 2019. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases, IFRIC 4 which determines whether an Agreement contains a Lease, SIC-15 Operating Leases—Incentives and SIC-27 that evaluates the substance of transactions that involve the legal form of a lease. The standard establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to consider most of the leases in a single model, recognized in the Statement of Financial Position.

The lessor’s accounting under IFRS 16 remains substantially unchanged from IAS 17. Lessors will continue to classify leases as operating or financial leases using principles similar to those in IAS 17.

The Group has applied IFRS 16 using the modified retrospective approach, according to which the cumulative effect of the initial application realizes the retained earnings as of January 1, 2019. In this case, the comparative information for 2018 has not been restated.

The Group also chose to use the recognition exemptions for lease agreements, which on the start date, have a term of 12 months or less and do not contain a purchase option (short-term leases), and leases for which the underlying asset is of low value (low value assets).

Nature of the effects of adoption of IFRS 16

In January 2016, the IASB issued IFRS 16, which establishes a comprehensive model for the identification of lease agreements and their treatment in the financial statements of both lessees and lessors.

IFRS 16, Leases, must be applied as of January 1, 2019. The new standard requires that lessees recognize an asset and liability for use right in the balance sheet for all contracts that qualify as leases (with the exception of short-term leases for which the underlying asset is of low value) start date of the lease and recognize expenses in the income statement.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The lease liability is measured at the present value of the outstanding lease payments. Lease payments will include fixed payments, variable payments based on an index or rate, reasonably secure purchase options, termination fines, fees paid by the lessee to the owners of a special purpose entity for the restructuring of the transaction, and probable. The amounts that the lease will owe under a residual value guarantee. The lease payment does not include the payment of a variable lease other than those that depend on an index or rate, no guarantee on the part of the lessee of the lessor’s debt, or any amount assigned to the components without a lease.

The Group initially measures the value of the right-of-use assets by the value of the lease liability and includes the value of the payments made before the start of the lease, any initial direct costs incurred by the lessee.

The Group completed its assessment of the impacts of the adoption of IFRS 16 in its consolidated financial statements. The evaluation included the following activities:

Aircraft leases

As of January 1, 2019, the Group had 54 aircraft under operating leases, and the Group registered such aircraft as assets and liabilities of the Group’s right of use with the requirement of the new standard.

The assets by right of use will be accounted for in accordance with IAS 16, Property, Plant and Equipment. Aircraft registered as a right of use will be depreciated over the term of the lease and any qualifying maintenance event will be capitalized and depreciated over the expected lease term and the expected maintenance life.

Real estate leases

The Group has leases related to the operations space of the airport terminal and other real estate. For leases related to the terminal’s operations space, there are usually effective replacement rights in the hands of the lessor and, therefore, these are not considered the lease requirements according to the standard. Airport terminal contracts with variable lease payments are also excluded, and variable lease payments, other than those based on an index or rate, are related to the measurement of the lease liability. Leases of properties that were recorded as right-of-use assets and lease liabilities according to the new standard that relates to the Group’s offices.

Other leases

Other leases related to vehicles, machinery, technology. They have been evaluated, discarding short-term contracts and low-value assets, and contracts associated with vehicles are mainly recognized as assets with right of use.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Sale and Leaseback transactions

Prior to the adoption of the New Lease Standard, the gains on sale and leaseback transactions of finance lease were deferred and recognized in the income statement over the term of the lease. Profits from sale and leaseback transactions that result in an operating lease are recognized immediately in the income statement without being deferred. Under the New Standard, gains on sale and leaseback transactions with retroactive lease (subject to adjustments for non-market terms) are recognized immediately if they comply with the requirements of IFRS 15.

At December, 31, 2018 the Group had a deferred gain for $49,242 for previous sale and lease back transactions that subsequent lease was accounted for as a sale and a finance lease applying IAS 17, the group choose not evaluate the sale transactions with the subsequent lease made prior to determine whether the transfer of the asset meets the requirements of IFRS 15 shall be accounted for as a sale, because we choose account for the subsequent lease in the same way as to account for any other financial lease that exists on the date of initial application; and we will continue to amortize any gain on the sale over the term of the lease.

Impacts due to the adoption of the standard (January 1, 2019)

The effects of the adoption of the standard in the Group’s Statement of Financial Position were as follows:

	Reported 2018	Application of the new standard (1)(2)	Adjusted Balances
Total Assets	7,118,643	1,079,733	8,198,376
Total Liabilities	6,126,182	1,079,733	7,205,915
Total Equity	992,461	—	992,461

(1)	The adjustment corresponds to $1,010,200 recognized as assets and liabilities for the right to use aircraft leases, which are presented as Property and Equipment as flight equipment.
(2)	The adjustment corresponds to $69,533 recognized as assets and liabilities for the right to use leases on non-aeronautical assets, which are presented into other property.
(3)	The adjustment has not impact in deferred tax.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Impacts for the nine-months period ended September 30, 2019

The effects of adopting the standard in the consolidated comprehensive income statement were as follows:

	Balances as of September 30, 2019 without IFRS 16	Application adjustment of the new standard	Balances as of September 30, 2019
Operating revenue	$3,469,368	$—	$3,469,368
Operational expenses:
Ground operations	359,748	(7,616)	352,132
Aircraft rentals	193,212	(186,926)	6,286
Depreciation (1)	519,493	169,291	688,784
Other operating expenses	2,697,524	—	2,697,524

Total operating expenses	3,769,977	(25,251)	3,744,726

Operating (loss) profit	(300,609)	25,251	(275,358)
Interest expense	(184,759)	(32,852)	(217,611)
Foreign exchange	(10,640)	5,654	(4,986)
Other income and non-operating expenses	7,990	—	7,990

Loss before taxes	(488,018)	(1,947)	(489,965)
Income tax expense	(26,099)	—	(26,099)

Net loss for the year	$(514,117)	$(1,947)	$(516,064)

(1)

The accumulated depreciation expense of 2019 related to the rights of use according with IFRS 16, corresponds to the first quarter of 2019 of $59,103, second quarter 2019 of $55,293, third quarter 2019 of $54,895 for an accumulated of $169,291.

The effects of the adoption of the standard in the State of cash flows were the following:

Balances as of September 30, 2019
Net cash provided by operating activities	$196,489
Net cash used in financing activities	$(194,542)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Summary of the new accounting policy

The following is a summary of the Group’s new accounting policies after the adoption of IFRS 16:

Assets by right of use

The Group recognizes the assets for right of use on the start date of the lease (that is, the date on which the underlying asset is available for use). The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any new measurement of lease liabilities. The cost of the assets with the right to use includes the amount of the recognized lease liabilities, the initial direct costs incurred, and the lease payments made on or before the start date, less the lease incentives received. The assets recognized by right of use are depreciated in a straight line during the shortest period of their estimated useful life and the term of the lease. The assets by right of use are subject to deterioration.

Lease liabilities

On the start date of the lease, the Group recognizes the lease liabilities measured at the present value of the lease payments that will be made during the term of the lease. Lease payments include fixed payments and variable lease payments that depend on an index or a rate.

Lease payments also include the price of a purchase option that the Group can reasonably exercise and penalty payments for terminating a lease.

Variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

IFRIC 23- Uncertainty over Income Tax Treatments

The interpretation refers to income tax accounting in cases in which the tax treatment includes uncertainties that affect the application of IAS 12 and does not apply to taxes that are outside the scope of this standard, nor does it include specific requirements related to it. with interests and penalties associated with uncertain tax treatments. The interpretation establishes the following:

•	Whether the Group considers uncertain tax treatments separately

•	The assumptions made by the entity about the examination of tax treatments by the corresponding authorities.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•	The manner in which the entity determines the fiscal profit (or fiscal loss), fiscal bases, unused fiscal losses or credits, and fiscal rates.

•	The manner in which the entity considers changes in events and circumstances.

The Group determined there aren´t impacts are in the application of this standard.

(4)	Segment information

The Group reports information by segments as established in IFRS 8 “Operating segments”. The Group has two reportable segments, as follows:

•	Air transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its reportable segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on statement of comprehensive income and is measured consistently with the Group´s consolidated financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the nine months ended September 30, 2019 are as follows:

	For the nine-month period ended September 30, 2019
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue:
External customers	$3,218,685	$250,683	$—	$3,469,368
Inter-segment	108,480	858	(109,338)	—

Total operating revenue	3,327,165	251,541	(109,338)	3,469,368
Operating expenses	3,022,040	143,240	(109,338)	3,055,942
Depreciation, amortization and impairment	679,850	8,934	—	688,784

Operating (loss) profit	(374,725)	99,367	—	(275,358)

Interest expense	(189,053)	(28,558)	—	(217,611)
Interest income	6,561	1,551	—	8,112
Derivative instruments	(1,166)	—	—	(1,166)
Foreign exchange	(4,877)	(109)	—	(4,986)
Equity method	1,044	—	—	1,044
Income tax expense	(26,143)	44	—	(26,099)

Net (loss) profit for the period	$(588,359)	$72,295	$—	$(516,064)

Total Assets	$7,413,052	$257,674	$(213,861)	$7,456,865

Total Liabilities	$6,321,137	$900,164	$(156,568)	$7,064,733

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group’s operational information by reportable segment for the nine months ended September 30, 2018 are as follows:

	For the nine-month period ended September 30, 2018
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Revenue (2)
External customers	$3,365,716	$233,187	$—	$3,598,903
Inter-segment	113,176	1,459	(114,635)	—

Total revenue	3,478,892	234,646	(114,635)	3,598,903

Cost of loyalty rewards	54,951	122,750	(107,350)	70,351
Operating expenses	3,102,052	22,992	(7,419)	3,117,625
Depreciation and Amortization	245,356	9,899	(9,583)	245,672

Operating expenses	3,402,359	155,641	(124,352)	3,433,648

Operating profit	76,533	79,005	9,717	165,255

Interest expense	(134,588)	(22,184)	—	(156,772)
Interest income	5,405	1,626	—	7,031
Derivative instruments	3,690	—	—	3,690
Foreign exchange	(23,669)	(12)	—	(23,681)
Income tax expense	(13,447)	—	—	(13,447)

Net segment profit (loss) for the period	$(86,076)	$58,435	$9,717	$(17,924)

Segment Assets – December 31, 2018	$7,098,272	$248,937	$(228,566)	$7,118,643

Segment Liabilities – December 31, 2018	$5,426,718	$862,834	$(163,370)	$6,126,182

(1)

The results, assets and liabilities allocated to the loyalty segment reportable correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized by the Group’s Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group’s revenues by geographic area for the nine and three months ended September 30, 2019, and 2018 are as follows:

	For the nine months ended September 30,		For the three months between July 1 and September 30,
	2019	2018	2019	2018
United States of America	$362,922	$462,050	$139,847	$173,117
Central America and the Caribbean	384,484	450,423	118,659	154,292
Colombia	1,669,501	1,643,884	589,551	538,274
South America (excluding Colombia)	529,130	729,848	178,082	243,989
Other	523,331	312,698	176,424	121,570

Total operating revenue	$3,469,368	$3,598,903	$1,202,563	$1,231,242

The Group allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area. Within the aggregations there are no significant countries individually.

(5)	Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, March and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as defined by IAS 34.

(6)	Foreign exchange

For the nine-months period ended September 30, 2019, the Group recognized a net loss of $4,986, mainly as a result of the devaluation of the Colombian peso against the US dollar of 6.1%, compared to the exchange rate as of December 31, 2018. For the nine-months period ended September 30, 2018, the Group recognized a net loss of $23,681, mainly as a result of the revaluation of the Colombian peso against the US dollar of 0.3%, compared to the exchange rate as of December 31, 2018.

(7)	Employee benefits

The Group sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Group has also agreed to provide certain additional post-employment benefits. These benefits are unfunded as of December 31, 2018. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by CAXDAC. Plan assets are not available to the creditors of the Group, nor can they be paid directly to the Group. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The discount rate indexed by Colombian Government bonds was 6.26 % and 7.32% as of September 30, 2019 and December 31, 2018, respectively

(8)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of September 30, 2019, December 31, 2018 and September 30, 2018 are as follows:

	September 30, 2019	December 31, 2018	September 30, 2018
Cash on hand and bank deposits	$204,400	$264,565	$379,437
Demand and term deposits (1)	7,533	8,543	24,082

Cash and cash equivalents	211,933	273,108	403,519
Restricted cash	—	4,843	8,163

Cash, cash equivalents and restricted cash	$211,933	$277,951	$411,682

(1)

As of September 30, 2019, and December 31, 2018, within the cash equivalents, there are demand and term deposits that amounted to $7,533 and $ 8,543, respectively. The use of term deposits depends on the cash requirements of the Group. As of September 30, 2019, term deposits accrue annual interest rates between 3.35% and 7.09% in Colombian pesos and between 2.02% and 5.38% in dollars. As of December 31, 2018, term deposits accrue annual interest rates between 2.61% and 4.85% in Colombian pesos and between 2.05% and 4.59% in dollars.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(9)	Trade and other receivables

Trade and other receivables as of September 30, 2019 and 2018 are as follows:

	September 30, 2019	December 31, 2018
Trade	$224,193	$258,186
Employee advances	2,637	4,848
Other (1)	59,320	73,056

	$286,150	$336,090
Less Allowance for expected credit losses	(45,586)	(12,430)

Total	$240,564	$323,660

Net current	$218,152	$288,157
Net non-current	22,412	35,503

Total	$240,564	$323,660

(1)

As of September 30, 2019, corresponds mainly to accounts receivable to Chelsea Securities S.A. for $34,980. As of December 31, 2019, corresponds mainly to amounts charged to Rolls Royce to contractual rights acquired in connection with failures in Trent 100 engines. As of September 30, 2019, the amount of this account receivable of $0.

Changes during the year in the allowance as follows:

	September 30, 2019	December 31, 2018	September 30, 2018
Balance at beginning of year	$12,430	$13,180	$13,180
Adjustment implementation IFRS 9	—	(216)	—
Bad debt expense (1)	47,352	4,526	2,226
Reversion against the allowance	(14,196)	(5,060)	(2,846)

Total	$45,586	$12,430	$12,560

(1)

As September 30, 2019, includes impairment of the account receivable assigned by Grupo Aeromar SA of CV to Chelsea Securities, S.A., originated in a potential investment of the AVH Group in the Mexican market, a decision that was not approved ($34,980).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties

The following is a summary of the balances and related party transactions for the periods ended September 30, 2019, 2018 and December 31, 2018:

Company	Country	September 30, 2019				December 31, 2018		September 30, 2018
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
SP SYN Participações S.A.	Brazil	$—	$—	$—	$—	$—	$—	$585	$—
OceanAir Linhas Aéreas, S.A.	Brazil	2,772	2,819	7,412	27,626	6,199	1,078	14,522	22,355
Transportadora del Meta S.A.S.	Colombia	4	499	10	3,191	13	569	10	3,536
Empresariales S.A.S.	Colombia	—	325	—	1,982	—	364	5	2,709
Global Operadora Hotelera S.A.S	Colombia	4	509	5	2,334	9	532	5	540
Corp. Hotelera Internac S.A.	El Salvador	—	166	—	632	—	203	—	546
Other		57	12	3	58	69	81	5	—

Subtotal		$2,837	$4,330	$7,430	$35,823	$6,290	$2,827	$15,132	$29,686

		Receivables	Payables			Receivables	Payables
Short–term		$2,837	$4,330			$6,290	$2,827

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group in September 2019 recognized a provision for doubtful accounts in relation with OceanAir Linhas Aéreas, S.A account receivable for $6,488, that corresponds mainly to aircraft rentals and interlineo charges during 2019.

On September 25, 2019, Kingsland Holdings Limited made a loan to Avianca Holdings S.A for a value of $25,000, to interest rate of 5%.

The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services

Corporación Hotelera Internacional S.A. Global Operadora Hotelera S.A.S.	Accommodation services for crews and employees of the Group.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A. – in judicial reorganization (recuperação judicial)

On December 10, 2018, Oceanair Linhas Aéreas SA, a Brazilian airline that licenses the “Avianca” brand, together with AVB Holding SA, its parent entity, filed a petition for judicial restructuring before the First Bankruptcy Court of the Central District Court of the District of State of Sao Paulo, Brazil. The judicial recovery plan was approved at a general meeting of creditors on April 5, 2019. • On April 12, 2019, judicial recovery was granted and the judge ratified the judicial recovery plan; • Swissport, one of the creditors, filed an interlocutory appeal against the decision that ratified the judicial recovery plan and requested a court order to suspend the auction of isolated productive units (UPI); • The São Paulo State Court granted the mandate of Swissport and suspended the UPI auction until a final resolution on the appeal is pending; • Oceanair and AVB appealed against the suspension of the auction and the São Paulo State Court granted the appeal to allow Oceanair and AVB to proceed with the auction of seven UPIs, which contain airport spaces and the “Amigo Program”; • On July 10, 2019, Oceanair and AVB sold five of their seven UPIs at auction. Gol acquired 3 UPI and Latam 2 UPI; • The ruling on the appeal regarding the approval of the judicial recovery plan was scheduled for July 29, 2019, where there was no unanimous decision and • The appeal ruling will continue August 27, 2019.

To date, the group has signed contracts with Oceanair for logistics, marketing, advertising, maintenance and training services. The Group has signed a license agreement with Oceanair for the use of the Avianca brand in Brazil. In addition, the Group leases aircraft to Oceanair (See Note 23). On November 4, 2014, Tampa Cargo S.A signed a capacity reservation agreement with Oceanair Linhas Aéreas S.A obtaining priority rights and a minimum cargo transport capacity guaranteed on certain flights of the airline. These contracts to date are valid, however, due to the current situation of Oceanair, they are mostly not being executed.

Transportadora del meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Key management personnel compensation expense

During the nine months periods ended September 30, 2019 and 2018 the short-term employee benefits for key management personnel are $17,871 and $21,682. The Group does not have any long-term benefits including post-employment benefits, defined contribution plan, termination benefits or other long-term benefits for the key management personnel.

Following the detail for short-term compensation:

	September 30, 2019	September 30, 2018
Salaries	$9,706	$10,647
Bonuses	6,031	8,278
Social benefits	1,968	2,283
Loans	—	429
Compensation	164	40
Others	2	5

Total	$17,871	$21,682

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(11)	Deposits and other assets

Deposits and other assets as of September 30, 2019 and December 31, 2018 are as follows:

	Notes	September 30, 2019	December 31, 2018
Short term:
Deposits with lessors (1)		$12,869	$15,535
Short term investments (2)		60,011	59,847
Guarantee deposits (3)		2,969	2,283
Others (4)		14,422	9,542

Subtotal		90,271	87,207
Fair value of derivative instruments	17	1,127	2,566

Total		$91,398	$89,773

Long term:
Deposits with lessors (1)		$30,752	$73,569
Long term investments – restricted (2)		—	7,459
Guarantee deposits (3)		9,809	14,715
Others (4)		19,841	14,983

Subtotal		60,402	110,726
Fair value of derivative instruments	17	3	4,778

Total		$60,405	$115,504

(1)

Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Group upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event.

The variation corresponds to the change of guarantee on the debt since now the Group constitutes letters of credit with the same lessor in order to ensure the payments.

(2)

Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Group´s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds constituted by the Trusts held by the Group.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.

(4)	It mainly corresponds to guarantee deposits pending return with Airbus for delivery of aircraft and funds to guarantee 15% of the outstanding amount of the debt with the bondholders.

(12)	Property and equipment, net

The main additions correspond to:

•

Flight equipment: During the nine months ended September 30, 2019, the Group acquired one Airbus A320N aircraft for $33,500, one Boeing 787-9 aircraft for $77,673 under lease and one Airbus A300F aircraft, for $14.495. During the nine months ended September 30, 2018, the Group acquired two aircraft A-330-300, two aircraft A-321-200, one aircraft B787-8 and one aircraft A320 under financial leases for $427.751.

•

Capitalized maintenance: Additions reported for the nine months ended September 30, 2019 and 2018 correspond mainly to major repairs of the fuselage for $16,658 and $10,350, respectively, and major engine repairs for $142,514 and $94,238, respectively.

•

Reimbursement of predelivery payments (PDP’s): In the item of aircraft advances, as of 30, 2019 September and 2018, the Group capitalized loan costs of $8,778 at an average interest rate of 7.01% and $11,921 at an interest rate average of 7.21%, respectively.

During the nine months ended September 30, 2019, the Group signed an Aircraft Purchase Agreement Assignment, assigning 3 Boeing 787-9 aircraft to Valderrama Aviation Limited, therefore, $90,312 related to this event were disposal.

•	Others: During the nine months ended September 30, 2019 the following capitalizations can be highlighted:

•	Aircraft tools: $5,188

•	BFE process-assembly: $5,087

•	Security equipment: $953

•	Improvement property $2,017

•	On board service equipment: $682

•	Rights of use IFRS 16- premises and offices: $6,013

•	Hangar: $1,892

•	Ramp machinery and equipment: $1.670

•	Furniture and office equipment $280

•	Communication and computer equipment $175

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Impairment

Impairment of property administrative located in Venezuela $14,867, taking into consideration the significantly high levels of inflation that exist in Venezuela and the volatility of foreign currency exchange rates resulting from continued political instability, we recorded impairment charges of our five offices in Venezuela. As a result of these impairment charges the remaining carrying value of these administrative property is zero.

Sale and Leaseback transactions

See changes with application under IFRS 16-Lease Agreements (see note 3)

During the nine months ended at September 30, 2019, the group have not executed lease back transactions.

During the year ended December 31, 2018, the Group obtained a gain of $70,070 related to sale and leaseback transactions:

•

Transaction results in a financial lease: $53,990 was recognized as financial leasing and it has been deferred and will be amortized over the term of financing, $4,049 and $3,513 were recognized in the consolidated statement of comprehensive income, as amortization in September 2019 and 2018, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of September 30, 2019 and December 31, 2018 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2018	$5,244,160	$791,004	$225,841	$260,000	$135,838	$263,433	$6,920,276
Adoption IFRS 16 (see note 3)	1,010,200	—	—	—	—	69,533	1,079,733

January 1, 2019	$6,254,360	$791,004	$225,841	$260,000	$135,838	$332,966	$8,000,009
Additions	160,136	159,172	12,183	18,701	—	28,740	378,932
Disposals	(51,263)	(114,011)	(36,608)	(91,730)	—	(22,635)	(316,247)
Transfers	6,730	(2,595)	9	(4,149)	—	5	—
Sale of subsidiaries	(31,270)	(5,424)	(198)	—	—	(2,739)	(39,631)
Transfers to assets held for sale	(549,000)	(193,859)	(20,086)	—	—	(2,398)	(765,343)

September 30, 2019	$5,789,693	$634,287	$181,141	$182,822	$135,838	$333,939	$7,257,720

Accumulated depreciation:
December 31, 2018	$1,028,191	$364,976	$57,238	$—	$10,789	$145,765	$1,606,959
Additions	283,487	109,742	17,848	—	1,781	21,945	434,803
Impairment	205,783	—	—	—	14,867	—	220,650
Disposals	(35,559)	(108,810)	(11,256)	—	(317)	(8,543)	(164,485)
Transfers	3,939	(3,939)	2	—	—	(2)	—
Sale of subsidiaries	(11,560)	(3,597)	(34)	—	—	(1,742)	(16,933)
Transfers to assets held for sale	(384,998)	(135,127)	(16,377)	—	—	(2,392)	(538,894)

September 30, 2019	$1,089,283	$223,245	$47,421	$—	$27,120	$155,031	$1,542,100

Net:
December 31, 2018	$4,215,969	$426,028	$168,603	$260,000	$125,049	$117,668	$5,313,317

September 30, 2019	$4,700,410	$411,042	$133,720	$182,822	$108,718	$178,908	$5,715,620

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Flight equipment, property and other equipment as of September 30, 2018 and December 31, 2017 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2017	$4,808,885	$555,619	$219,067	$159,303	$158,217	$294,306	$6,195,397
Additions	451,145	116,021	20,241	103,154	13	29,663	720,237
Disposals/Transfers	(15,272)	6,750	(10,489)	(11,013)	(262)	(6,968)	(37,254)

September 30, 2018	$5,244,758	$678,390	$228,819	$251,444	$157,968	$317,001	$6,878,380

Accumulated depreciation:
December 31, 2017	$824,774	$270,780	$67,560	$—	$10,554	$140,713	$1,314,381
Additions	139,129	61,595	8,162	—	1,776	17,458	228,120
Disposals/Transfers	(13,491)	(1,075)	(9,996)	—	(423)	(1,080)	(26,065)

September 30, 2018	$950,412	$331,300	$65,726	$—	$11,907	$157,091	$1,516,436

Net:
December 31, 2017	$3,984,111	$284,839	$151,507	$159,303	$147,663	$153,593	$4,881,016

September 30, 2018	$4,294,346	$347,090	$163,093	$251,444	$146,061	$159,910	$5,361,944

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(13)	Assets held for sale

Assets held for sale as of September 30, 2019 and December 31, 2018 consisted of the following assets:

	September 30, 2019	December 31, 2018
Flight Simulators (1)	$—	$31,580
Airbus aircraft (2, 3)	143,790	—
E-190 aircraft (2, 3)	63,327	—

Total assets held for sale	$207,117	$31,580

(1)

The Group signed a sale agreement on January 30, 2019 with CAE International Holdings Ltd., agreeing to sell (10) ten flight simulators belonging to the Group. As of September 30, 2019, the flight simulators were sold, and this operation generated a gain on sale of $5,970.

(2)

The Group decided to begin the process of selling 10 Airbus 318, 4 Airbus 320 and 10 Embraer 190 in accordance with the business transformation plan where greater efficiency of the operated fleet is sought. This sales process will be progressive and will begin in August 2019 and will be subject to customary closing conditions. As of September 30, 2019, one A320 was sold by $9,150 and one A318 was sold by $10,733, this operation generated a gain on sale of $551.

(3)

An impairment loss of $205,783 has been recognized under the heading “Depreciation, amortization and impairment”, related to the comparison of the carrying amount of the aircraft indicated in the preceding paragraph to the lowest value between their carrying amount and the fair value less selling costs.

(4)	The assets classified as held for sale belong to the operating segment of air transportation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(14)	Long–term debt

Loans and borrowings, measured at amortized cost, as of September 30, 2019 and December 31, 2018 are summarized as follows:

	Notes	September 30, 2019	December 31, 2018
Current:
Short–term borrowings and current portion of long–term debt		$3,061,336	$589,366
Current portion-bonds		567,881	37,376
Short-term aircraft rentals - right of use (1)		89,667	—
Short-term other rentals - right of use (1)		8,899	—

		$3,727,783	$626,742

Noncurrent:
Long–term debt		$363,198	$2,830,922
Noncurrent portion-bonds		—	549,916
Long-term aircraft rentals (1)		901,840	—
Long-term other rentals (1)		55,017	—

		$1,320,055	$3,380,838

(1)	As of January 1, 2019, as a result of the adoption of IFRS 16, the group recognize leases liabilities in connection with the right of use of assets recognize (see note 3).

Non-compliance debt

As of September 30, 2019, we have reclassified our long-term short-term debt for $2,365,446 originated in the situations described in note 2(f).

As such, on June 25th we unilaterally suspended debt amortization payments for $101,863 that represents a total debt amount of $2,255 million.

Additionally, the amount of operating leases without payment to date amount to $59.3 million. The debt related to these leases; its long-term portion is not reclassified as its accelerated payment by the lessors is not required.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Terms and conditions of the Group’s outstanding obligations for periods ended September 30, 2019 and December 31, 2018, without consider the reclassification currently presented for the non-compliance events described in note 2 (f), are as follows:

		September 30, 2019
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2020	6.20%	$152,960	$144,280
Long–term debt	2029	4.67%	5,164,278	3,280,254
Bonds–Colombia	2019	9.87%	—	—
Bonds– Luxembourg	2020	7.95%	550,000	567,881
Aircraft rentals	2029	4.83%	1,101,440	991,507
Other rentals	2037	7.37%	82,172	63,916

Total			$7,050,850	$5,047,838

		December 31, 2018
	Due through	Weighted average interest rate	Face Value	Carrying Amount
Short–term borrowings	2019	5.81%	$130,858	$119,866
Long–term debt	2029	4.76%	5,249,987	3,300,422
Bonds–Colombia	2019	9.87%	81,966	28,147
Bonds– Luxembourg	2020	7.95%	550,000	559,145

Total			$6,012,811	$4,007,580

Bellow we present the detail of the debt balance by type of loan:

	September 30, 2019	December 31, 2018
Aircraft	$2,391,879	$2,396,748
Corporate	1,032,655	1,023,540
Bonds	567,881	587,292
Use rights IFRS 16	1,055,423	—

	$5,047,838	$4,007,580

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The majority of interests bearing liabilities are denominated in US dollars except for bonds and certain financing liabilities for working capital which are denominated in Colombian Pesos, and some aircraft debts denominated in Euros.

The main additions for the nine months ended at September 30, 2019 and 2018 corresponds to:

•	Loans (financial leasing) to finance the purchase of aircraft:

•	During 2019, the Group obtained $161,033 under loans in order to refinance three A319 and nine A320 aircraft.

•	During 2018, the Group obtained $427,51 in loans to finance the purchase of one B787, one A320, two A321 and two A330 aircraft.

•	Loans for general purposes of:

•

During 2019, the Group also obtained $159,460 for general working purposes. Mainly these loans are acquired by LifeMiles, $100,000 at a rate Libor + 5.5 for a term of 3 years, with the purpose of paying dividends. In addition, $25,000 at a 5% rate for a period of 6 months provided by Kingsland Holdings Limited.

•

During 2018, the Group also obtained $303,640 for general purposes working capital. Mainly these loans are acquired by LifeMiles, $95,000 at a rate Libor + 5.5 for a term of 4 years, with the purpose of paying dividends.

Senior bonds

As of September 30, 2019, and December 31, 2018 the Senior Notes outstanding, and the corresponding balances are as follows:

Issuing entities	Original currency	Total placed in original currency	Balance as of
			September 30,	December 31,
			2019	2018
Avianca Holdings S.A., Avianca Leasing LLC and Grupo Taca Holdings Limited	USD	550,000	$567,881	$559,145

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Avianca Costa Rica, S.A., Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes. Aerovías del Continente Americano – Avianca, S.A. unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Notes offered:	$550,000 aggregate principal amount of 8.375% Senior Notes due 2020.

Initial Issue Price:	98.706%

Initial Issue Date:	May 10, 2013

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8.375% per year. The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013. Interest will accrue from May 10, 2013. The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104.50%

Second Issue Date:	April 8, 2014

Maturity Date:	The Senior Notes will mature on May 10, 2020.

Local bonds

As of September 30, 2019, and December 31 2018, bonds issued and the corresponding balances are as follows:

Issuing entity	Issue	Total placed in original currency (1)	Balance as of
			September 30,		December 31
			2019		2018
			Original currency (1)	In US Dollars	Original currency (1)	In US Dollars
Avianca	Series A	75,000	—	—	—	—
Avianca	Series B	158,630	—	—	—	—
Avianca	Series C	266,370	—	—	90,566	28,147

Total				$—		$28,147

(1)	Presentation of original currency in millions of Colombian pesos

On August 25, 2009 a bond issue was completed on the Colombian stock exchange, which is collateralized by Credibanco and Visa credit cards ticket sales in Colombia.

On August 26, 2019, these bonds were redeemed by $23,207.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The specific conditions of the 2009 bond issue in Colombia are as follows:

Representative of bondholders:	Helm Trust, S.A.

Amount of issue:	$500,000 million Colombian Pesos

Managing agent:	Fiduciaria Bogota, S.A.

Series:	Series A: Authorized issue $100,000 million Colombian Pesos Series B: Authorized issue $200,000 million Colombian Pesos Series C: Authorized issue $300,000 million Colombian Pesos

Coupon:	Series A: Indexed to Colombian consumer price index Series B: Indexed to Colombian consumer price index Series C: Indexed to Colombian consumer price index Interest is payable at quarter–end

Term:	Series A: 5 years Series B: 7 years Series C: 10 years

Repayment of capital:	Series A: At the end of 5 years Series B: 50% after 6 years and 50% after 7 years Series C: 33% after 8 years, 33% after 9 years and 34% after 10 years

As of September 30, 2019, and December 31, 2018, the Group had unsecured revolving lines of credit with different financial institutions in the aggregate amounts of $259,148, and $423,880, respectively. As of September 30, 2019, and December 31, 2018, there were $20,638, and $109,059 unused credit line balances, respectively, under these facilities. These revolving lines of credit are preapproved by the financial institutions and the Group may withdraw funds if it has working capital requirements.

Future payments on long–term debt

Future payments including interests on long–term debt for the periods ended September 30, 2019 and December 31, 2018:

	Years
	One	Two	Three	Four	Five and thereafter	Total
September 30, 2019	$3,065,881	$77,350	$327,335	$404	$2,044	$3,473,014

December 31, 2018	$469,500	$457,737	$529,125	$608,026	$1,236,034	$3,300,422

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Future payments including interests on bonds for the periods ended September 30, 2019 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
September 30, 2019	$595,919	$—	$—	$—	$—	$595,919

December 31, 2018	$37,376	$549,916	$—	$—	$—	$587,292

Future payments on including interests 54 aircraft leasing NIIF 16 for the periods ended September 30, 2019 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
September 30, 2019	$288,132	$256,180	$214,390	$166,934	$219,477	$1,145,113

Future payments on including interests other leasing NIIF 16 for the periods ended September 30, 2019 are as follows:

	Years
	One	Two	Three	Four	Five and thereafter	Total
September 30, 2019	$8,576	$8,519	$8,745	$8,988	$31,586	$66,414

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at September 30, 2019

	January 1, 2019	Adoption IFRS 16	New acquisitions (2)	New Leases (1)	Financial Cost	Payments	Interest Payments	Foreign exchange movement / Others	Reclassification (3)	September 30, 2019
Current interest-bearing loans and borrowings (excluding items listed below)	$119,866	$—	$50,460	$—	$5,226	$(25,342)	$(4,650)	$(1,280)	$—	$144,280
Current portion of long-term credits (excluding items listed below)	469,500	—	62,238	—	108,652	(270,557)	(118,994)	(9,302)	2,675,519	2,917,056
Current Bonds	587,292	—	—	—	36,222	(26,879)	(25,087)	(3,667)	—	567,881
Noncurrent portion of long term debt	2,830,922	—	207,795	—	—	—	—	—	(2,675,519)	363,198
Aircraft rentals	—	1,010,200	—	132,598	32,548	(151,291)	(32,548)	—	—	991,507
Other rentals	—	69,533	—	4,222	3,431	(4,185)	(3,431)	(5,654)	—	63,916

Total liabilities from financing activities	$4,007,580	$1,079,733	$320,493	$136,820	$186,079	$(478,254)	$(184,710)	$(19,903)	$—	$5,047,838

(1)	Goods and equipment acquired during the period under finance and operative lease; these movements have no effect on the statement of cash flows.
(2)

The value indicated in the cash flow is $311,493, the difference of $9,000 corresponds to a loan acquired by Aerounion for the acquisition of the Airbus A330 aircraft with Scotiabank Bank, a movement that is not shown because it is related to property and equipment.

(3)	A reclassification of long-term short-term debt of $2,365,446 has been made for purposes of non-compliance in some terms and conditions of our debts, which are currently being negotiated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at September 30, 2018

	January 1, 2018	Payments	Interest Payments	Foreign exchange movement	New acquisitions	New Leasings (1)	Financials Costs (2)	Other	September 30, 2018
Current interest-bearing loans and borrowings (excluding itmes listed below)	$79,263	$(15,525)	$(2,994)	$(153)	$66,931	$—	$10,350	$(4,994)	$130,878
Current portion of long-term credits (excluding items listed below)	463,351	(82,560)	(41,641)	(670)	—	—	146,443	4,522	489,445
Bonds current	29,458	—	(27,608)	683	—	—	45,931	—	48,464
Non-current obligations under financial lease agreements and purchase agreements	2,600,450	(229,471)	(72,729)	2,079	214,306	427,751	(23,062)	(4,857)	2,914,467
Bonds	579,591	(29,402)	—	(332)	—	—	—	—	549,857

Total liabilities from financing activities	$3,752,113	$(358,958)	$(144,972)	$1,607	$281,237	$427,751	$179,662	$(5,329)	$4,133,111

(1)	Goods and equipment acquired during the period under finance lease; these movements have no effect on the statement of cash flows.
(2)	This column contains the value of the interest caused by the nine months to September 30, 2018 for $158,644 and the initial balance of interest payable related to the financial obligations of $21,018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(15)	Loss per share

The calculation of basic loss per share at September 30, 2019 and 2018 is as follows:

	Before special charges September 30, 2019	Total September 30, 2019	Total September 30, 2018
Net loss attributable to Avianca Holdings S,A,	$(241,117)	$(533,748)	$(37,908)

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800	660,800
Preferred stock	336,187	336,187	336,187
Earnings per share (1)
Common stock	$(0.24)	$(0.54)	$(0.04)
Preferred stock	$(0.24)	$(0.54)	$(0.04)

(1)	Expressed in cents.

There aren’t interest on convertible preference shares.

There aren’t diluted shares because the company has no preferred shares or other convertible bonds.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(16)	Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income as of December 31 2018, to September 30, 2019, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2018	$(7,194)	$(748)	$(74,177)	$3	$86	$37,934	$(44,096)	$194	$(43,902)
Other comprehensive Income (loss) for the Period	511	1,222	(32,844)	—	373	—	(30,738)	(430)	(31,168)

As of September 30, 2019	$(6,683)	$474	$(107,021)	$3 3	$459	$37,934	$(74,834)	$(236)	$(75,070)

The movement of the other comprehensive income as of December 31 2018, to September 30, 2018, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2017	$6,507	$(681)	$(65,138)	$3	$125	$58,382	$(802)	$455	$(347)
Other comprehensive Income (loss) for the Period	9,495	(530)	6,060	—	(207)	—	14,818	415	15,233

As of September 30, 2018	$16,002	$(1,211)	$(59,078)	$3	$(82)	$58,382	$14,016	$870	$14,886

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See Note 17).

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available–for–sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post–retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of consolidated statement of comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	September 30,
	2019	2018
Cash flow hedges:
Reclassification during the year to profit or loss	$(7,532)	$(3,690)
Effective valuation of cash flow hedged	7,846	13,185

	$314	$9,495

Fair value reserves:
Valuations of investments in fair value with changes in OCI	$1,222	$(530)

	$1,222	$(530)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(17)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value though other comprehensive income as of September 30, 2019 and December 31, 2018, are the following:

		September 30, 2019	December 31, 2018
Cash flow hedges - assets
Fuel price	11	$1,127	$2,566
Interest rate	11	3	4,890

Total		$1,130	$7,456

Cash flow hedges - liabilities
Interest rate		$2,608	$—

Total		$2,608	$—

The notional value of derivatives recognized as hedging instruments for the year ended September 30, 2019 and December 31, 2018 is equivalent to 21,286,500 and 92,560,000, respectively, gallons of jet fuel for aircraft.

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within Other Liabilities in the consolidated statement of financial position.

The Group purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Group to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments to September 30, 2019 and December 31, 2018:

September 30, 2019	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$1,127	$1,127	$—
Interest rate
Assets	$3	$—	$3
Liabilities	$2,608	$—	$2,608

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

December 31, 2018	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$2,566	$2,566	$—
Interest rate
Assets	$4,890	$112	$4,778

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of September 30, 2019, and 2018, a net (loss)/gain relating to the hedging instruments of $314 and $9,495 respectively is included in other comprehensive income (see Note 16).

(18)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of September 30, 2019 and December 31, 2018 are the following:

	September 30, 2019	December 31, 2018
Derivatives not designated as hedges – liabilities Derivative contracts of interest rate	$65	$(17)

Total	$65	$(17)

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Liabilities on derivatives not designated as hedges are recognized within Other Liabilities in the consolidated statement of financial position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Interest rate risk

The Group incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Group pays a fixed rate and receives a variable rate.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(19)	Offsetting of Financial Instruments

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of September 30, 2019, and December 31, 2018, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(20)	Fair value measurements

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of September 30, 2019:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 17 and 18)
Aircraft fuel hedges	$—	$1,127	$—	$1,127
Interest rate derivatives	—	3	—	3
Investments	—	60,011	—	60,011
Assets plan	—	183,233	—	183,233
Revalued administrative property (Note 12)	$—	$—	$108,718	$108,718

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives	$—	$2,673	$—	$2,673
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$5,176,027	$—	$5,176,027

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2018:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Note 17 and 18)
Aircraft fuel hedges	$—	$2,566	$—	$2,566
Interest rate derivatives	—	4,890	—	4,890
Investments	—	67,306	—	67,306
Assets plan	—	178,594	—	178,594
Revalued administrative property (Note 12)	$—	$—	$125,049	$125,049

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Foreign currency derivatives	$—	$(17)	$—	$(17)
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$4,022,707	$—	$4,022,707

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	Observable inputs such as quoted prices in active markets

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)

The fair value of financial assets which changes in OCI is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The fair value of short–term borrowings and long–term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market-based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

(d)

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Group engaged accredited independent appraisals, to determine the fair value of its land and buildings.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(21)	Income tax expense

Assets and liabilities for taxes as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019	December 31, 2018
Current income tax – assets	116,722	$152,601
Other current taxes
Current VAT – assets	94,779	72,857
Other taxes current	6,530	6,456

Total other current taxes	101,309	79,313

Total current tax – assets	$218,031	$231,914
Non-current income tax – assets	—	19

Total tax – assets	$218,031	$231,933

Current income tax – liabilities	$(19,840)	$(26,702)

The major components of income tax expense for the nine-months ended September 30, 2019, and 2018 are:

Consolidated statement of comprehensive income

	September 30, 2019	September 30, 2018
Current income tax:
Current income tax charge	$(20,438)	$(19,120)
Deferred tax expense:
Relating to origination and reversal of temporary differences	(5,661)	5,673

Income tax expense reported in the income statement	$(26,099)	$(13,477)

Consolidated statement of other comprehensive income

	September 30, 2019	September 30, 2018
Reserves relating to actuarial gains and losses	$373	$(207)
Income tax expense charged directly to other comprehensive income	$373	$(207)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group files tax returns in many jurisdictions around the world. Tax returns contain issues that are potentially subject to different interpretations of tax laws and regulations, which may lead to inquiries and legal claims with tax authorities. The resolution of these consultations and legal claims may take several years, but the Group does not currently expect that resolution to have any significant impact on the consolidated financial position or results of operations. The extent to which there are open consultations and legal claims will depend on the jurisdiction and the issue in question.

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year for each component. As of September 30, 2019, there is no effective tax rate, considering that although some of the components are taxed based on their individual profit, a loss is presented in the consolidated statements of comprehensive income. As of September 30, 2018, the estimated annual effective rate was 28%, due to the increase in the current tax mainly for Avianca Ecuador, and a decrease in the deferred tax.

(22)	Provisions for legal claims

As of September 30, 2019, and December 31, 2018 the Group is involved in different lawsuits and legal actions that arise in the development of commercial activities.

The changes in provisions for litigation as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019	December 31, 2018	September 30, 2018
Balances at the beginning of the period	$7,809	$11,720	$11,720
Provisions constituted	16,890	2,034	1,153
Provisions reverse	(5,984)	(5,007)	(3,219)
Provisions used	(2,236)	(938)	(348)

Balances at the end of the period	$16,479	$7,809	$9,306

Among the provisions for litigation are those related to labor processes (September 30, 2019: $4,954, December 2018: $3,695), consumer protection processes (September 30, 2019: $2,083, December 2018: $1,133) and civil processes (September 30, 2019: $816, December 2018: $795).

Certain processes are considered possible obligations. Based on the plaintiffs’ claims as of September 30, 2019 and December 31, 2018, these contingencies total $197,811 and $123,216, respectively. Certain losses that may arise from such litigation will be covered by the insurance companies or with funds provided by third parties. Legal claims resolved with the aforementioned forms of payment are estimated at $24,289 as of September 30, 2019 and $ 56,210 as of December 31, 2018.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

In accordance with IAS 37, the legal claims that the Group considers representing a remote risk are not contemplated in the consolidated financial statements.

Current Situation with Oceanair Linhas Aereas S.A.

On December 10th, 2018 Oceanair Linhas Aereas S.A. (See Note 10-Balances and transactions with related parties) and AVB Holdings S.A., both separate related companies not integrated with the Group, filed for a judicial recovery request before the 1st Judicial Recovery and bankruptcy court of Sao Paulo, Brazil.

Derived from this event, the Group is currently assessing the potential impacts related to all commercial agreements executed between certain companies of the Group and Oceanair Linhas Aereas S.A., including a sublease agreement of 1 aircraft A319.

The Group has formally requested the termination and redelivery of three aircraft in compliance with the terms and conditions set forth in each of the sublease agreements.

The parties agreed to finish three subleased aircraft Sublease Agreements (1 A330, 1A330F and 1 A319) in February 2019 the first two and in August 2019 the third one, and were already redelivered to Avianca in February, March and August 2019 respectively, and we are currently negotiating the redelivery of the remaining aircraft A319.

In regard to the redelivery of the subleased aircraft, the Group is evaluating the process of reincorporating these aircraft into the Group operation or eventually its sale to third parties.

Internal investigation to determine whether we may have violated the U.S. Foreign Corrupt Practices Act and other laws

Through its internal processes, Avianca Holdings discovered a business practice whereby company employees, which may include members of senior management, as well as certain members of the board of directors, provided things of value, which as of today Avianca Holdings believes to have been limited to free and discounted airline tickets and upgrades, to government employees in certain countries. Avianca Holdings commenced an internal investigation and retained outside counsel and a forensic investigatory firm to determine whether this practice may have violated the U.S. Foreign Corrupt Practices Act (“FCPA”) or other potentially applicable U.S. and non-U.S. anti-corruption laws. Additionally, Avianca Holdings implemented policies designed to prevent such practice from occurring in the future. On August 13, 2019, Avianca Holdings voluntarily disclosed this investigation to both the U.S. Department of Justice and the SEC, and Avianca Holdings is cooperating with both agencies. On the same date, Avianca Holdings voluntarily disclosed this investigation to the Colombian Financial Superintendence through the National Registry of Securities and Issuers.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

At this time, the investigation continues and it is not possible to determine in the event of default the amount of the sanctions of the regulatory entities.

(23)	Future aircraft leases payments

The Group has 111 aircraft that are under financial leasing. The following is the summary of future financial lease commitments:

Aircraft
Less than one year	$395,771
Between one and five years	1,221,427
More than five years	779,806

$2,397,004

The Group has 55 aircraft that are under operating leases with an average lease term of 50 months. Operating leases can be renewed, in accordance with the Administration’s business plan. The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year	$240,254
Between one and five years	697,471
More than five years	230,841

$1,168,566

(1)

As of January 1, 2019, as a result of the adoption of IFRS 16, the leases that are legally denominated operative are recorded in the consolidated statement of financial position as part of ownership of plant and equipment-flight equipment as well as the recognition of the related financial liability that represents the present value of the minimum payments of the lease contract. (see note 3).

The Group has 10 engines under an operating lease contract for its aircraft fleet of the E190 and A320 families. The following is the summary of the future commitments of operating leases:

Engines
Less than one year	$9,512
Between one and five years	24,909
More than five years	4,663

$39,084

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

As of September 30, 2019, the Group had one Airbus A319, under operating lease to OceanAir Linhas Aereas, S.A. (See note 22) and two E-190 to Aerolitoral, S.A. de C.V. Future minimum income from these lease agreements is as follows:

Aircraft
Less than one year	$6,166
Between one and five years	—
More than five years	—

$6,166

During the nine months ended by September 30, 2019, Avianca Holdings S.A. extended two A320 operating leases, signed a A320N Operative Lease Agreement and sold one financial A318 and one owned A320.

The amount of recognized payments has expenses during the nine-months ended September 30, 2019 and 2018 are as follows:

	September 30, 2019	September 30, 2018
Leases minimum payments	$6,286	$193,511

(24)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

	Order	Delivery
Airbus (family A320) (1)	107	2019-2028
Boeing 787-8/9 (2)	—	2019-2021
Engines (3)	3	2020-2023

(1)

On December 2017, the Group signed two Assignment, Assumption and Release Agreement, one assigning 5 A-320 family aircraft to Muisca Aviation Limited and other assigning 4 A-320 family aircraft to Tejo Aviation Limited. On March 2019 the Group negotiated cancellation of 17 aircraft and a significant reduction of its scheduled aircraft deliveries in 2019, 2020, 2021 and 2022 and changed some aircraft type both, upgrades and downgrades with Airbus SAS with deliveries scheduled between 2019 and 2028.

Under the terms of these agreements to acquire Airbus aircraft, the Group must make pre-delivery payments to Airbus on predetermined dates. This cancellation with airbus does not have any impact in the financial statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(2)

On September 2017, the Group signed an amendment to convert three 787-8 into 787-9 with deliveries scheduled in 2019. On February 2019, the Group negotiated changes in deliveries scheduled between 2019 and 2021. Additionally, on the same date the Group signed an Aircraft Purchase Agreement Assignment, assigning 3 787-9 aircraft to Valderrama Aviation Limited.

(3)	On July 2019, the Group signed an amendment with CFM changing delivery dates of 3 LEAP-1A spare engines. The new delivery dates are scheduled between 2020 and 2023.

On March 2019, the Group signed one Deed of Agreement to Relinquish the Rights Over an Aircraft Purchase Option, between EasyFly Express Ltd. and Avianca, for 1 A300F aircraft with delivery date on April 2019.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated incremental costs. As of September 30, 2019, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	Year one	Year two	Year three	Year four	Thereafter	Total
Advance payments	$62,449	$71,013	$234,025	$223,087	$586,347	$1,176,921
Aircraft acquisition Commitments	$482,024	$529,790	$563,333	$2,505,530	$9,025,461	$13,106,138

The Group plans to finance the acquisition of the commitments acquired with the resources generated by the Group and the financial operations that can be formalized with financial entities and aircraft leasing companies.

(25)	Dividends

The Group decreed dividends during the nine months ended September 30, 2019, based on the retained earnings as of December 31, 2018, and dividends were decreed by the Group during the nine months ended September 30, 2018, based on retained earnings as of December 31, 2017:

	September 30, 2019	September 30, 2018
Dividends decreed
Dividend - Ordinary shared	$9,862	$23,433
Dividend - Preferred shared	5,523	12,075

Total	$15,385	$35,508

The General Shareholders Meeting of Avianca Holdings S.A. at an ordinary session on March 22, 2019, agreed distribution of profits for the year 2018 as dividend to the shareholders preferent and ordinary of the Group that will be paid the amount of COP$50 (Preferred shared) and COP$46 (Ordinary shared) per share, respectively. The dividends decreed were paid on May 24, 2019 by the amount of COP$16 and COP$3 per share, August 23, 2019 COP$16 and COP$3 per share and September 20, 2019 COP$18 and COP$40 per share, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The decree of dividends was made with a TRM of COP $3,082.45. The payment of the dividends was made to the corresponding TRM on the date on which the transaction was made.

The General Shareholders Meeting of Avianca Holdings S.A. at an ordinary session on March 16, 2018, agreed the project for the distribution of profits for the year 2017 as dividend to the shareholders of the Group that were paid the amount of COP$98.6 per share. The dividends declared were paid in four equal installments of COP$24.65 per share, on June 29, July 31, August 31 and September 28, 2018.

Dividends declared and paid to minority shareholding

During the nine months ended on September 30, 2019 and, 2018, the subsidiaries with minority interest, declared and paid dividends as follows:

	September 30, 2019			September 30, 2018
Subsidiaries	Minority Interest	AVH Participation	Total Dividends	Minority Interest	AVH Participation	Total Dividends
LifeMiles Ltd (1)	$30,000	$70,000	$100,000	$52,500	$122,500	$175,000
Turbo Prop Leasing Corp	—	—	—	596	1,265	1,861

Total	$30,000	$70,000	$100,000	$53,096	$123,765	$176,861

(1)	The dividends received for AVH are eliminated in consolidation process.

(26)	Debt covenants

As of September 30, 2019, and 2018, the Group did not comply with certain debt covenants. (See note 2(f)).

As of September 30, 2019, the most significant commitments related to financial ratios assumed by the Company and its subsidiaries are as a follow:

Avianca Holdings S.A.

The consolidated financial statements of Avianca Holdings must comply with the following financial covenants:

•	EBITDAR Coverage Ratio: Should be not less than 1.5 to 1.0. For the period the result was 1.99, for this it’s in compliance.

•

Capitalization Ratio: Should not be greater than 0.86 to 1.00 at the end of September 30, 2019, and the reporting periods are the quarters ending in March, June, September and December. For the period the result was 0.92 , for those it’s not compliance.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

Cash reserves held or controlled or otherwise available to the guarantor or its subsidiaries should be at least $350 million at all times until the relevant testing date in respect of the period ending September 30, 2019. Relevant testing date means the date on which the Avianca Holdings S.A. and subsidiaries audited financial statements prepared in accordance with IFRS are delivered to the Security Trustee, no later than 180 days of the end of the financial period. For the period the result was $272, for those it’s not compliance.

•

EBITDA Margin: At the end of each period the EBITDA margin shall not be less than 0%. The reporting periods are the quarters ending in March, June, September and December. For the period the result was 13.1% , for this it’s in compliance.

Lifemiles Ltd. & Subsidiaries

Covenants as of September 30, 2019 include maintenance of a Total Leverage Ratio (as defined in the Credit Agreement) below 4.50:1.00 for the first year and 4.00:1.00 thereafter, certain restrictions on distribution of dividends and incurrence of certain types of investments, among others.

(27)	Special charges

Special charges include expenses associated with the organizational transformation plan, called “Avianca 2021”, which seeks to strengthen the company’s competitiveness and accelerate the financial adjustments necessary to ensure its sustainability.

The fundamental pillars of the transformation plan are:

•

Operating efficiency. Since November 2018, the company began a systematic effort to improve punctuality indicators, which today show a remarkable improvement. Changes will continue to be made in itineraries, routes, schedules and frequencies and, working with the aeronautical authority, to achieve a simpler operation and provide a better service to its customers.

•

Fleet plan adjustment: Renegotiation of the agreement with the Airbus manufacturer was achieved, which consists in the cancellation of 17 aircraft and the postponement of the incorporation of 35 units, generating a reduction of $ 2.6 billion in financial commitments and a protection of resources $ 350 million cash.

•	Divestment of non-strategic assets: It seeks to focus the efforts of the holding company on passengers, cargo and loyalty; therefore it has been decided to divest certain assets, among which are:

•	Sale of flight simulators to CAE (see note 13),

•	Sale of participation in Aerotaxis La Costeña and Turboprop Leasing (see note 1),

•	Sales plan fleet, ten Embraer, ten Airbus A318, four Airbus A320. (See note 13).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Special charges in the consolidated statement of income consisted of the following for the nine months ended September 30, 2019:

September 30, 2019
Aircraft impairment (1)	$213,254
Loss on sale of subsidiaries (2)	39,684
Impairment of Venezuela assets (6)	14,867
Fees and others (3)	25,645
Staff Settlement agreement (4)	5,151
Gain in sale of simulators (5)	(5,970)

Total	$292,631

(1)

Corresponds to the value of the impairment loss recognized at the moment of reclassify the aircraft that have been determined as available for sale ($205,783) 10 E190, 10 A318 and 4 A320, given that the net book value of said aircraft compared to the value expected sale less sale cost, was lower. (See note 13). Additional $8,022 for maintenance on aircraft for delivery and gain on sale of A318 and A320 aircraft, made in September 2019 by $551. (See note 13).

(2)

Corresponds to the value of the loss recognized by the share sale of AVH in Aerotaxis la Costeña and Turboprop Leasing. ($4,704) (See note 1). Additionally, impairment of the account receivable assigned by Grupo Aeromar S.A. de CV to Chelsea Securities, S.A., originated in a potential investment of the AVH Group in the Mexican market, a decision that was not approved ($34,980).

(3)	Includes expenses of financial and legal advice for structuring the transformation plan.
(4)	Includes the values related to compensation to employees that have been removed, as a result of the organizational restructuring plan “Avianca 2021”.
(5)	Corresponds to the value of the gain on sale of simulators to CAE International, made in January 2019 by $5,970.
(6)	The Group decided to end operations in Venezuela due to political-economic situation, therefore recognizes the deterioration in book value of the offices located in that country ($14,867).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(28)	Subsequent Events

On November 1, 2019, Avianca Holdings announced the expiration and final results with respect to the offer Exchange launched on August 14, with $484.4 million or 88.1% aggregate principal amount of existing notes validly tendered for Exchange and not validly withdrawn. The Secured Notes provide for automatic conversion into an equivalent principal amount of new 9.00% Secured Notes due May 2023, upon successfully achieving the reprofiling program and completion of loan of $250.000 from United and Kingsland Holdings.

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